UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*
TOUSA, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
878483106

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 26, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	878483106	Page	2	of	12

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Highland Capital Management, L.P. 75-2716725

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Delaware

	7	Sole Voting Power

Number of		11,439,752

Shares	8	Shared Voting Power
Beneficially
Owned by		6,644,720

Each	9	Sole Dispositive Power
Reporting
Person		11,439,752

With	10	Shared Dispositive Power

		6,644,720

11	Aggregate Amount Beneficially Owned by Each reporting person

	18,084,472

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	23.3%

14	Type of reporting person (See Instructions)

	PN, IA, HC

CUSIP No.	878483106	Page	3	of	12

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Strand Advisors, Inc. 95-4440863

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		11,439,752

Shares	8	Shared Voting Power
Beneficially
Owned by		6,644,720

Each	9	Sole Dispositive Power
Reporting
Person With		11,439,752

	10	Shared Dispositive Power

6,644,720

11	Aggregate Amount Beneficially Owned by Each reporting person

18,084,472

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

23.3%

14	Type of reporting person (See Instructions)

CO, HC

CUSIP No.	878483106	Page	4	of	12

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). James D. Dondero

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	United States of America

	7	Sole Voting Power

Number of		11,439,752

Shares	8	Shared Voting Power
Beneficially
Owned by		6,644,720

Each	9	Sole Dispositive Power
Reporting
Person		11,439,752

With	10	Shared Dispositive Power

		6,644,720

11	Aggregate Amount Beneficially Owned by Each reporting person

	18,084,472

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	23.3%

14	Type of reporting person (See Instructions)

	IN, HC

1	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Highland Floating Rate Advantage Fund (1)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

	OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization

	Massachusetts

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		3,599,379

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

		3,599,379

11	Aggregate Amount Beneficially Owned by Each reporting person

	3,599,379

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	☐

13	Percent of Class Represented by Amount in Row (11)

	5.7%

14	Type of reporting person (See Instructions)

	OO

(1)          Each reporting person may be deemed to beneficially own securities of the issuer beneficially owned by the other reporting persons. However, with respect to the matters described herein, no other reporting person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Floating Rate Advantage Fund. Therefore, Highland Floating Rate Advantage Fund expressly disclaims membership in a group with the other reporting persons.

Item 1.  Security and Issuer.
     This statement relates to the Common Stock of TOUSA, Inc. The address of the principal executive offices of the issuer is 4000 Hollywood Boulevard, Suite 500 N, Hollywood, Florida, 33021.
Item 2.  Identity and Background.
     The name of each person filing this statement and the place of organization or citizenship of each such reporting person is stated in Item 1 on the cover page(s) hereto. The principal business of Highland Capital Management, L.P. (“Highland Capital”), a registered investment adviser, is serving as investment adviser and/or manager to other persons. Strand Advisors, Inc. (“Strand”) is denominated, and functions, as the general partner of, and may be deemed to control, Highland Capital. The principal business of Strand is serving as the general partner of Highland Capital. James D. Dondero is the President and a director of, and may be deemed to control, Strand. The present principal occupation of Mr. Dondero is serving as the President and a director of Highland Capital. The principal business of Highland Floating Rate Advantage Fund is to act as a registered investment company. The address of the principal office or business address of each reporting person is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
     The information required to be stated or provided or otherwise called for herein by Item 2 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is stated or provided or otherwise given herein or in Appendix I hereto.
Item 3.  Source and Amount of Funds or Other Consideration.
     On or about July 31, 2007, persons advised and/or managed by Highland Capital acquired 30,899 shares of 8% Series A Convertible Pay-in-Kind Preferred Stock of the issuer pursuant to that certain Settlement and Release Agreement dated June 29, 2007 among such persons, the issuer, and the other parties thereto in consideration for the cancellation, satisfaction, retirement or termination of debt held by such persons and releases by such persons of the issuer and certain other persons from liability. The information contained in the Settlement and Release Agreement is incorporated by reference in answer to this item and submitted herewith as an exhibit.
     The holders of the convertible preferred stock are entitled at any time after the initial establishment of the conversion price and before the mandatory redemption date of July 1, 2015, subject to prior optional redemption or repurchase, to convert any or all of their shares of convertible preferred stock into shares of Common Stock at the conversion price per share pursuant to, and subject to the restrictions, limitations, and other provisions in, the certificate of designation of the convertible preferred stock. The amount of shares of Common Stock to be delivered shall be the accreted value of the shares of convertible preferred stock delivered for conversion divided by the conversion price then in effect. The accreted value of the convertible preferred stock is the liquidation preference of the shares being redeemed and any other accrued and unpaid dividends whether or not declared. The liquidation preference of the convertible preferred stock is $1,000 per share, subject to adjustment. The conversion price of the preferred stock is the 20-trading day average of the Common Stock commencing 60 days immediately after July 31, 2007 multiplied by 1.40, subject to adjustment. The estimated conversion price, the number of common shares which Highland Capital is deemed to beneficially own, and the percentage of such class represented by such ownership first became ascertainable on October 26, 2007 at the expiration of such period. The information contained in the certificate of designation of the convertible preferred stock is incorporated by reference in answer to this item and submitted herewith as an exhibit.
     The information required to be stated or provided or otherwise called for herein by Item 3 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is stated or provided or otherwise given herein or in Appendix I hereto.
Item 4.  Purpose of the Transaction.
     The securities were acquired for investment purposes. Each reporting person is involved in the investment business and plans and proposes, subject to and depending on applicable facts and circumstances and industry, market, economic, financial, business, and other conditions and, in any case, to the extent deemed necessary, advisable, appropriate, and/or desirable in light of the investment, tax, and other purposes, policies, strategies, and considerations of such person and/or in connection with, in relation to, and/or as a result of some other action, event, and/or factor (including, without limitation, any present, expected, and/or future value of the securities of the issuer and the business, financial condition, results of operations, and prospects of the issuer), to effect and/or cause actions relating to and/or resulting in: (a) the acquisition of additional securities of the issuer or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the issuer, including the number or term of directors or to fill any existing vacancies on the board; (e) a change in the present capitalization or dividend policy of the issuer; (f) a change in the issuer’s business or corporate structure; (g) a change in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotations system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or (j) actions similar to those enumerated above.
     The information required to be stated or provided or otherwise called for herein by Item 4 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is stated or provided or otherwise given herein or in Appendix I hereto.
Item 5.  Interest in Securities of the Issuer.
(a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto. The holders of the convertible preferred stock are entitled to convert their shares of convertible preferred stock into the shares of Common Stock covered by this statement that may be acquired upon conversion of convertible preferred stock pursuant to, and subject to the restrictions, limitations, and other provisions in, the certificate of designation of the convertible preferred stock.
(b) Number of shares as to which each reporting person has:
(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)   Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

	Effecting	Shares	Shares	Price Per	Description of
Transaction Date	Person(s)	Acquired (1)	Disposed (1)	Share ($)	Transaction

October 1, 2007	Highland Capital	0	1,107,453	(1)	(2)

(1)	Based on an estimated conversion price of $1.61.

(2)	On or about July 31, 2007, Highland Capital effected the acquisition, on behalf of persons advised and/or managed by Highland Capital, of 30,899 shares of 8% Series A Convertible Pay-in-Kind Preferred Stock of the issuer pursuant to that certain Settlement and Release Agreement dated June 29, 2007 among such persons, the issuer, and the other parties thereto in consideration for the cancellation, satisfaction, retirement or termination of debt held by such persons and releases by such persons of the issuer and certain other persons from liability.

The holders of the convertible preferred stock are entitled at any time after the initial establishment of the conversion price and before the mandatory redemption date of July 1, 2015, subject to prior optional redemption or repurchase, to convert any or all of their shares of convertible preferred stock into shares of Common Stock at the conversion price per share pursuant to, and subject to the restrictions, limitations, and other provisions in, the certificate of designation of the convertible preferred stock. The amount of shares of Common Stock to be delivered shall be the accreted value of the shares of convertible preferred stock delivered for conversion divided by the conversion price then in effect. The accreted value of the convertible preferred stock is the liquidation preference of the shares being redeemed and any other accrued and unpaid dividends whether or not declared. The liquidation preference of the convertible preferred stock is $1,000 per share, subject to adjustment. The conversion price of the preferred stock is the 20-trading day average of the Common Stock commencing 60 days immediately after July 31, 2007 multiplied by 1.40, subject to adjustment. The estimated conversion price, the number of common shares which Highland Capital is deemed to beneficially own, and the percentage of such class represented by such ownership first became ascertainable on October 26, 2007 at the expiration of such period. The information contained in the certificate of designation of the convertible preferred stock is incorporated by reference in answer to this item and submitted herewith as an exhibit.

On or about October 1, 2007, Highland Capital effected the disposition, on behalf of persons advised and/or managed by Highland Capital, of 1,783 shares of convertible preferred stock which, based upon the estimated conversion price, would currently represent 1,107,453 shares of common stock.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
(d)   Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock that may be deemed to be beneficially owned by the reporting persons.
(e)   Not applicable.
     The information required to be stated or provided or otherwise called for in this statement by Item 5 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is stated or provided or otherwise given herein or in Appendix I hereto.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Pursuant to (a) that certain Settlement and Release Agreement dated June 29, 2007 among the issuer and the other parties thereto, (b) that certain Indenture dated July 31, 2007 among the issuer and the other parties thereto, and (c) the certificate of designation of the convertible preferred stock, the issuer (i) issued (A) 14.75% senior subordinated PIK election notes due July 1, 2015 of the issuer and (B) 30,899 shares of 8% Series A Convertible Pay-in-Kind Preferred Stock of the issuer to persons advised and/or managed by Highland Capital in consideration for the cancellation, satisfaction, retirement or termination of debt held by such persons and releases by such persons of the issuer and certain other persons from liability and (ii) entered into a registration rights agreement relating to such senior subordinated PIK notes and a registration rights agreement relating to such convertible preferred stock.

     The information contained in the Settlement and Release Agreement, the Indenture, the certificate of designation of the convertible preferred stock, and the related registration rights agreements is incorporated by reference in answer to this item and submitted herewith as an exhibit.
     The information required to be stated or provided or otherwise called for herein by Item 6 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is stated or provided or otherwise given herein or in Appendix I hereto.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description of Exhibit
10.1	Settlement and Release Agreement(1)

10.2	Indenture relating to 14.75% Senior Subordinated PIK Election Notes due July 1, 2015(2)

10.3	Registration Rights Agreement relating to 14.75% Senior Subordinated PIK Election Notes due July 1, 2015(3)

10.4	Certificate of Designation relating to 8% Series A Convertible Pay-in-Kind Preferred Stock(4)

10.5	Registration Rights Agreement relating to 8% Series A Convertible Pay-in-Kind Preferred Stock(5)

99.1	Joint Filing Agreement

(1)	Incorporated by reference to Exhibit 10.45 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(2)	Incorporated by reference to Exhibit 4.14 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(3)	Incorporated by reference to Exhibit 4.18 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(4)	Incorporated by reference to Exhibit 3.6 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(5)	Incorporated by reference to Exhibit 4.17 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date:   November 5, 2007

Highland Capital Management, L.P.
By:	Strand Advisors, Inc., its general partner
By: /s/ James D. Dondero

James D. Dondero, President

Strand Advisors, Inc.
By: /s/ James D. Dondero

James D. Dondero, President

/s/ James D. Dondero
James D. Dondero

Highland Floating Rate Advantage Fund
By:	/s/ James D. Dondero
James D. Dondero, President

APPENDIX I
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
Strand Advisors, Inc.
Directors
James D. Dondero
Executive Officers

President:	James D. Dondero
Executive Vice President:	Mark Okada
Secretary:	Michael Colvin
Assistant Secretary:	Patrick Daugherty
Assistant Secretary:	Todd Travers
Treasurer:	Ken McGovern

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Settlement and Release Agreement(1)

10.2	Indenture relating to 14.75% Senior Subordinated PIK Election Notes due July 1, 2015(2)

10.3	Registration Rights Agreement relating to 14.75% Senior Subordinated PIK Election Notes due July 1, 2015(3)

10.4	Certificate of Designation relating to 8% Series A Convertible Pay-in-Kind Preferred Stock(4)

10.5	Registration Rights Agreement relating to 8% Series A Convertible Pay-in-Kind Preferred Stock(5)

99.1	Joint Filing Agreement

(1)	Incorporated by reference to Exhibit 10.45 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(2)	Incorporated by reference to Exhibit 4.14 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(3)	Incorporated by reference to Exhibit 4.18 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(4)	Incorporated by reference to Exhibit 3.6 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.

(5)	Incorporated by reference to Exhibit 4.17 to the report on Form 10-Q filed by TOUSA, Inc. on August 9, 2007 for the period ended June 30, 2007.